                                  RONEY & CO.
                               INVESTMENT BANKING
                                  ONE GRISWOLD
                            DETROIT, MICHIGAN 48226

                                                                    May 26, 1995

The Board of Directors
H.W. Kaufman Financial Group, Inc.
30833 Northwestern Highway, Suite 220
Farmington Hills, MI 48334

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, of the proposed consideration to be received by the shareholders of H.W. Kaufman Financial Group, Inc. ("H.W. Kaufman" or the "Company") in a proposed buyout offer from Alan Kaufman more fully described in a draft Agreement and Plan of Reorganization (the "Agreement"). Pursuant to the terms of the draft Agreement, we understand that the shareholders of the Company would receive a price of $8.20 per share, in cash, for each share of H.W. Kaufman owned by them.

     Roney & Co. is a regional investment banking firm of recognized standing. As part of our investment banking services, we are regularly engaged in the valuation of corporate securities in connection with public offerings, valuations and merger and acquisition transactions.

     In arriving at the opinion as set forth below, we have, among other things:

          Reviewed a draft copy of the Agreement dated May 2, 1995;

          Reviewed the Company's Annual Reports on form 10K and related financial information for the five (5) fiscal years ended December 31, 1994 and the quarterly Reports on Form 10-Q for the periods ended March 31, 1995, September 30, 1994, and June 30, 1994 and certain internal financial information related thereto;

          Reviewed the Company's Annual Reports to shareholders and related financial information for the three years ended December 31, 1994;

          Reviewed other selected financial information for the quarterly periods ended March 31, 1995, December 31, 1994 and September 30, 1994;

          Reviewed the relevant market information regarding the shares of common stock of the Company including historical trading activity, prices and volume;

          Compared certain financial characteristics of the Company to other publicly held companies in the insurance industry we deemed to be relevant;

          Reviewed selected information concerning current industry conditions and trends relating to the valuation of recent mergers within the insurance brokerage industry;

          Compared the proposed terms of the offer contemplated in the draft Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

          Conducted discussions with members of senior management of the Company concerning the business, operations, recent financial condition and future prospects of the Company;

                                  Appendix B-1

          Reviewed the Company's internal forecast for the fiscal years 1995 through 1999;

          Prepared a discounted cash flow analysis of the Company and an estimate of the value of the Company under three different scenarios;

          Reviewed such other financial and industry data and performed such other analysis and took into account such other matters as we deemed appropriate.

     In preparing our opinion, we have relied upon the accuracy and completeness of all financial and other information supplied or otherwise made available to us by the Company and we have not independently verified such information or undertaken an independent evaluation or appraisal of the assets of the Company.

     On the basis of, and subject to, the foregoing, we are of the opinion that, as of the date hereof, the consideration to be received by the shareholders of the Company, as proposed by the draft Agreement, is fair from a financial point of view, to the shareholders of the Company.

                                          Sincerely,

                                          RONEY & CO.

                                          Roney & Co.
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                                  RONEY & CO.
                               INVESTMENT BANKING
                                  ONE GRISWOLD
                            DETROIT, MICHIGAN 48226

                                                                    May 26, 1995

The Board of Directors
H.W. Kaufman Financial Group, Inc.
30833 Northwestern Highway, Suite 220
Farmington Hills, MI 48334

Gentlemen:

     The Special Committee of the Board of Directors of H.W. Kaufman Financial Group, Inc. (the "Company") has engaged Roney to prepare a Valuation as to the fair market value of the common stock of the Company as of the date hereof. In this capacity Roney was asked to advise the Special Committee of the Board of Directors as to the value of the Company's shares if the company were to be acquired.

     Roney & Co. is a regional investment banking firm of recognized standing. As part of our investment banking services, we are regularly engaged in the valuation of corporate securities in connection with public offerings, valuations and merger and acquisition transactions. Roney was chosen on the basis of its familiarity with the financial services industry and its qualifications, ability, previous experience, and reputation. No limitations were imposed by the Company's Board of Directors upon Roney with respect to the investigations made or procedures followed by Roney in preparing its Valuation.

     In arriving at our Valuation we have considered a number of factors including the trading values of publicly traded insurance brokerage stocks, the terms of certain mergers and acquisitions within the insurance brokerage industry and a discounted cash flow analysis of the Company. We have not placed any specific weight to any one of the above methodologies.

     Based on the foregoing, and our analysis as described in the Roney presentation delivered to the Board of Directors dated May 26, 1995, it is our opinion that the fair market value of the Company's common stock, as of the date hereof, is $8.00 to $9.00 per share based on 3,435,347 shares issued and outstanding.

                                          Sincerely,

                                          RONEY & CO.

                                          Roney & Co.

                                  Appendix B-2